Exhibit 99.12

SIGMA LITHIUM RESOURCES CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS –

FOR THE YEAR ENDED DECEMBER 31, 2019

Registered Office:

745 Thurlow Street, Suite 2400

Vancouver, British Columbia

V6E OC5

Sigma Lithium Resources Corporation
Management ’s Discussion & Analysis
Year Ended December 31, 2019
Discussion dated: May 15, 2020

Introduction

The following management’s discussion and analysis (this “MD&A”) of the financial condition and results of operations of Sigma Lithium Resources Corporation (the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the years ended December 31, 2019 and 2018. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Information contained herein is presented as of May 15, 2020, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the Company’s Board of Directors (the “Board”), considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s common shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations is available on the Company’s website at www.sigmalithiumresources.com or from www.sedar.com.

Readers should refer to and carefully consider the sections below titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information”.

Company Business

The Company, through its indirect wholly-owned subsidiary Sigma Mineração S.A. (“SMSA”), is developing a cluster of lithium hard-rock deposits with exceptional mineralogy at its Grota do Cirilo project in Brazil (the “Project”).

SMSA started to produce environmentally sustainable battery-grade lithium concentrate on a pilot scale in 2018, shipping high quality battery-grade lithium concentrate samples to potential customers produced by its pilot plant (the “Pilot Plant”). SMSA is working towards its objective to commission its commercial production plant (the “Commercial Production Plant”) in the last quarter of 2021, which will be producing (based on pilot and product testing to date) “green” 6% battery grade lithium concentrate engineered with low impurities to the specifications of its customers in the lithium-ion battery supply chain for electric vehicles (“EV”) and renewable energy storage.

Based on the technical report titled Grota do Cirilo Lithium Project, Araçuai and Itinga Regions, Minas Gerais, Brazil, National Instrument 43-101 Technical Report on Feasibility Study Final Report (the “Feasibility Study Report”), dated October 18, 2019 and with an effective date of September 16, 2019, the Commercial Production Plant will have a capacity of 220,000 tonnes annually of battery-grade lithium concentrate. Moreover, SMSA will be amongst the lowest cost producers of lithium concentrate globally, according to the Feasibility Study Report.

In order to secure a leading position supplying the clean mobility and green energy storage value chains, SMSA has adhered consistently to the highest standards of environmental practices as part of its core purpose since inception in 2012. Its production process is powered by green hydroelectricity and utilizes state of the art water recycling techniques in beneficiation combined with dry stacking tailings management.

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Sigma Lithium Resources Corporation
Management ’s Discussion & Analysis
Year Ended December 31, 2019
Discussion dated: May 15, 2020

Highlights

Highlights from January 1, 2019 to the date of this MD&A (in reverse chronological order) include:

•	On March 16, 2020, Sigma formally engaged Banco do Brasil S.A. (“BB”), Brazil’s largest bank, to advise and support the Company to prepare a financing package to fund construction of the Commercial Production Plant. Following the publication of the Feasibility Study Report, BB has been in active discussions with various development banks and development agencies in Brazil: Banco do Nordeste (BNB), BNDES, BDMG and FINEP (the “Development Banks”). The Company is seeking commitments from the Development Banks for an aggregate amount to complete a financing package that, added together with the remaining US$27 million portion of the Mitsui Pre-Payment (defined below), would fund Project construction in full.

•	On February 21, 2020, Duro Felguera (“DF”) and Primero Group Americas Inc. (a subsidiary of Primero Group Ltd.) (“Primero”) successfully completed the first phase of Early Contractor Involvement (“ECI”) with Sigma and provided an updated Guaranteed Maximum Price (“GMP”) of US$70 million for the engineering, procurement and construction (“EPC”) of the Project. The construction cost in the GMP of US$59 million was somewhat lower than the US$66 million for plant and infrastructure estimated in the Feasibility Study Report.

For comparison purposes and to maintain consistency with the Feasibility Study Report, the GMP was calculated utilizing the same foreign exchange rate of US$ 1 = BRL 3.85. The approximate 50% devaluation of the Brazilian Real to date will have the overall effect of decreasing the expected capital expenditure (“Capex”) of the Project, a material portion of which is expected to be sourced domestically in Brazil and is, therefore, to be denominated in Brazilian Real. The parties are currently negotiating a Memorandum of Understanding (an “MOU”) formalizing the next steps of the detailed engineering phase of the Project.

As part of their ECI, DF and Primero:

•            Reviewed and consolidated all of the existing design and data during an 8-week due diligence process

•            Stress tested and optimized the design through reviews, value engineering and trade-off studies

•            Reconfirmed quantities and pricing in the Capex estimates provided in the Feasibility Study Report

•            Established a GMP for the process plant and associated infrastructure

•            Submitted a GMP proposal and schedule to progress to the next phase, including the draft MOU.

•	On December 10, 2019, the Company announced the selection process of a global engineering contractor for construction of a plant on a lump sum turnkey (“LSTK”) basis capped by a GMP. The Commercial Production Plant will be based on the design prepared by Primero for the Feasibility Study Report for the Xuxa deposit at the Project (the “Xuxa Deposit”), supporting a 1.5 Mtpa lithium concentrate processing operation with an output capacity of approximately 220,000 tonnes per year. By securing the EPC contract on a LSTK basis, SMSA seeks to manage the Capex budget during construction, and thus avoid the risk of cost overruns.

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Sigma Lithium Resources Corporation
Management ’s Discussion & Analysis
Year Ended December 31, 2019
Discussion dated: May 15, 2020

•	On November 29, 2019, the Company entered into an agreement with a group of companies owned by certain directors of the Company (“A10 Group”) providing for a $6.6 million (US$5 million) revolver credit facility (the “A10 Group Credit Facility”), bearing interest at 11% per annum, calculated from the day funds are drawn. This facility has a one-year term, which is the maturity for all funds drawn, and allows funding for lender approved expenses. As of December 31, 2019, $311,760 (US$240,000) had been drawn on the A10 Group Credit Facility. As of May 14, 2020 $1,388,732 (US$986,000) had been drawn on this facility.

•	On November 8, 2019, the Company’s Chief Strategic Officer addressed the World Climate Summit during the United Nations Climate Change Conference COP 25 in Madrid and presented the case study of the Company as an ESG “green lithium” company and the role played by its investors in providing the capital and the leadership to drive the implementation of environmental and social best practices.

•	On November 6, 2019, the Company filed the Feasibility Study Report of the Xuxa Deposit and the Commercial Production Plant on SEDAR (www.sedar.com). Xuxa is one of the deposits within SMSA’s properties. The Feasibility Study Report includes (i) a Mineral Reserves estimate of 10.27 million tonnes of proven reserves with 1.45% Li2O content and 3.52 million tonnes of probable reserves with 1.47% Li2O content, and (ii) a Mineral Resources estimate of 26,34 million tonnes of measured resources with 1.39% Li2O content, and 19,44 million tonnes of indicated resources with 1.37% Li2O content and 6.6 million tonnes of inferred resources. This represents approximately 1,560,919 tonnes of Lithium Carbonate Equivalent (“LCE”) in the measured and indicated categories, with a further 220,070 tonnes LCE in the inferred category. The estimates were prepared using a cut-off grade of 0.5% Li2O. Based on the design considered by the Feasibility Study Report, the Commercial Production Plant will have the capacity to process 1.5 million metric tonnes of spodumene ore per year from the Project, expandable to 3 million metric tonnes within the same production complex. The lithium process design is proprietary and includes Dense Media Separation (“DMS”) technology. The Commercial Production Plant design is projected to produce 220,000 tonnes of high-quality battery-grade 6% lithium oxide concentrate per annum, with one of the lowest reported levels of impurities in the world. At a later stage, SMSA has the option to double the Commercial Production Plant capacity to process 3 million metric tonnes of spodumene ore per year, producing an expected 440,000 tonnes of high-quality battery-grade 6% lithium oxide concentrate, subject to completion of all related studies and assessments.

The Feasibility Study Report assumes:

•	Conventional open-pit mining operation
•	A low risk approach, building a commercial production plant utilizing conventional lithium DMS and attributing a conservative recovery rate of 60%
•	Average annual production of 220,000 tonnes of 6% battery grade lithium concentrate
•	A mine life of 9.2 years
•	Projected cash operating costs of US$ 238 per tonne of lithium concentrate (cash cost CIF China of US$ 342 per tonne of lithium concentrate), among the lowest reported costs globally

The positive economics reflected in the Feasibility Study Report provided a strong platform to continue to develop SMSA’s extensive mineral properties at the Project, which include nine past-producing lithium mines. The economic analysis in the Feasibility Study Report includes:

•	After tax NPV of the Xuxa Deposit and the Commercial Production Plant of US$249 million, IRR of 43%, payback of 3.1 years
•	Capex of US$98.4 million, a material portion of which is expected to be sourced domestically in Brazil and denominated in Brazilian Real - the Capex in the Feasibility Study Report was calculated using a foreign exchange rate of US$ 1.00 = BRL 3.85. Since the publication of the Feasibility Study Report, the US$ has appreciated approximately 50% relative to the Brazilian Real, which has the overall effect of decreasing the Capex of the Project

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Sigma Lithium Resources Corporation
Management ’s Discussion & Analysis
Year Ended December 31, 2019
Discussion dated: May 15, 2020

The Feasibility Study Report was prepared by leading mining consultancies and professional services firms Primero, SGS Geological Services (“SGS”), Worley Parsons and GE21 Consultoria Mineral.

•	In August 2019, The Brazilian Government committed to foster the development of the lithium value chain, through infrastructure development in the Jequitinhonha Valley, building on SMSA’s investments in the region. The Federal, State and Regional governments’ plan to create an industrial zone dedicated to the development of the lithium chemical processing in the Valley. Amongst the various initiatives being discussed are the construction of a gas pipeline in a public-private partnership, a railway network connection and the creation of further business incentives, in addition to those available under the SUDENE initiative described below.

•	In July 2019, the Company filed at the ANM (“Agência Nacional de Mineracao”) in Brazil the PAE (“Plano de Aproveitamento Economico”) for the Barreiro deposit at the Project (the “Barreiro Deposit”). The PAE is the study required by the Brazilian regulators to authorize the commencement of commercial mining activities, and an approved PAE is required for the environmental licensing process. SMSA initiated sample selection for metallurgical studies and pre-feasibility level test work for the Barreiro Deposit in order to confirm that its lithium spodumene can be economically processed through the same DMS processing circuit of the Commercial Production Plant designed to process the spodumene of the Project’s Xuxa Deposit.

•	On June 28, 2019, each of the seven nominees listed in the management proxy circular dated May 29, 2019 were elected as directors of Sigma at the 2019 Shareholders Meeting by an overwhelming majority of the votes cast. The seven directors elected were: Maryse Belanger (independent), Gary Litwack (independent), Frederico Marques, Calvyn Gardner, Marcelo Paiva, Ana Cristina Cabral and Anna Hartley.

•	On June 11, 2019, the Company announced that it had obtained the required environmental licenses for both construction (“LP”) and installation (“LI”) of the Commercial Production Plant from the environmental authority of the State of Minas Gerais, the Council of Environmental Policy (“Conselho Estadual de Politica Ambiental – COPAM”) in Brazil. COPAM has issued a Dual LP and LI Certificate for a period of six years expiring on May 31, 2025. The LP will permit SMSA to initiate construction of the Commercial Production Plant following the conclusion of the detailed engineering. The LI will permit SMSA to conduct transport, trial mining, and testing of the DMS beneficiation process of spodumene ore from the Xuxa Deposit into battery grade lithium concentrate.

•	In April 2019, lithium spodumene concentrate samples were validated by several large potential customers in the chemical and cathode industries, who confirmed their exceptional qualiy (battery grade above 6%) and very low impurities (specifically low levels of alkaline elements and iron, both well below 1%). The Company has received significant interest in long-term offtake arrangements for its spodumene concentrate.

•	On April 5, 2019, the Company announced the execution of a binding heads of agreement for an offtake of spodumene concentrate (the “Mitsui Pre-Payment”) with Mitsui & Co. Ltd. (“Mitsui”). In accordance with this Mitsui Pre-Payment, Mitsui will prepay the Company the amount of US$30,000,000 for battery grade lithium concentrate supply of up to 80,000 tonnes annually over six years, extendable for another five years at the option of Mitsui. The initial tranche payment of US$3,000,000 was received by the Company on April 4, 2019 and recorded as deferred revenue, while disbursement of the remaining tranches is subject to certain conditions, including obtaining senior debt commitments for the remaining amount of the estimated Capex for the construction of the Commercial Production Plant.

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Sigma Lithium Resources Corporation
Management ’s Discussion & Analysis
Year Ended December 31, 2019
Discussion dated: May 15, 2020

•	In February 2019, the definitive Water License for the construction of the Commercial Production Plant was granted by Agência Nacional de Águas, the Federal government water agency of Brazil. The water usage license is valid for 10 years. In the Commercial Production Plant, SMSA will use advanced environmental management practices, recirculating up to 90% of the water in the processing. As a result, the water license received is sufficient to process 1.5 million metric tonnes of spodumene per year, producing an expected 220,000 tonnes of 6% lithium concentrate as well as at a later stage, if confirmed by a feasibility study, doubling capacity to process 3 million metric tonnes of spodumene per year, producing an expected 440,000 tonnes of spodumene concentrate.

•	Also in February 2019, certain tax incentives and exemptions were received under an economic development program administered by SUDENE, a Brazilian federal government agency. The main tax benefits under the SUDENE program include a 75% corporate income tax reduction for 10 years after SMSA reaches more than 20% of the Project’s annual production capacity and incentivized accelerated depreciation of assets.

On January 10, 2019, the Company announced that an updated mineral resource estimate for its Grota do Cirilo property has been completed by SGS consisting of measured and indicated resources of 45.7 million tonnes and inferred resource of 6.6 million tonnes. This represents approximately 1,560,919 tonnes of Lithium Carbonate Equivalent (“LCE”) in the measured and indicated categories, with a further 220,070 tonnes LCE in the inferred category, tripling the mineral resource reflected in the previous estimate. The estimates (which are also reflected in the Feasibility Study Report) were prepared using a cut-off grade of 0.5% Li2O. The technical report including the updated estimates was filed on February 25, 2019 at www.sedar.com

Next Steps for Sigma for 2020 (Subject to COVID-19 Developments)

It is not possible to reliably estimate the length and severity of the COVID-19 pandemic or its ultimate impact on the financial results and condition of the Company and its operating subsidiaries in future periods. However, as per federal government decree, the activities of operational and pre-operational mining companies in Brazil are not subject to the COVID-19 related physical movement restrictions and shelter-in-place, lockdowns and state border restrictions imposed by certain states and municipalities.

Therefore, SMSA has been focusing on advancing the Project to construction, prioritizing the activities that can be mostly executed with Brazilian-based personnel and that require a limited amount of inbound and outbound travel to and from Brazil. The Company intends to:

•	Continue to work closely with both the Development Banks and other international and Brazilian financial institutions to finalize financing for the construction of the Commercial Production Plant.

•	Following the approval of the PAE (“Plano de Aproveitamento Economico”) for the Barreiro Deposit, initiate the environmental licensing process for the Barreiro Deposit, conduct the Environmental Impact Assessment (“EIA”) and prepare the RIMA report (“Estudo de Impacto Ambiental”) and file it with SUPRAM (“Superintendência Regional do Meio Ambiente”).

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Sigma Lithium Resources Corporation
Management ’s Discussion & Analysis
Year Ended December 31, 2019
Discussion dated: May 15, 2020

•	Finalize the negotiations with DF and Primero to initiate the detailed engineering to build the Commercial Production Plant in the second phase of the ECI. In such phase, the engineering contractors are to engage in the following activities:

o	Execute the Front-End Engineering Design (“FEED”)
o	Progress and finalize engineering deliverables to achieve nominally 25% engineering definition
o	Advance long lead and critical equipment packages to “Ready for Award” status
o	Complete the contracting strategy and partnership for construction
o	Optimize and reduce contingency applied to the GMP in order to refine a lump sum (LSTK) cost estimate for the EPC of the process plant and associated process infrastructure
o	Submit a complete and firm proposal with schedule to SMSA for the EPC-LSTK contract (which is expected to be in line with the US$70 million GMP provided by them or perhaps lower)

•	Finalize the ongoing pre-feasibility study for the Barreiro Deposit, validating the economic potential and production costs outlined in the PAE, as well as its mineral resource estimate. Mining the Barreiro Deposit, subject to completion of all related feasibility studies and assessments, has the potential to double the production capacity of the Commercial Production Plant to 440,000 tonnes per year.

•	Continue ongoing negotiations with offtake customers and potential partners in order to finalize binding off-take agreements (interested parties to date include companies from the lithium, mining, chemicals, battery and automotive sectors), and conclude formalizing a binding additional offtake commitment with Mitsui.

Trends post COVID-19

EV and Energy Storage Medium and Long Term Demand Outlook

The future of the lithium market is expected to be dominated by a growing lithium battery industry, mainly driven by EV, but also further by energy storage applications and other power tools (e-scooter, e-bikes, wireless devices in general). The growth rate was widely expected to be beyond 20% up to 2030 and growing further, whereas demand for LCE was expected to surpass 900,000 to 1 Million mt – up from a current market of 300,000 mt of LCE in 2019.

In the short term, there is consensus that demand will experience a contraction in 2020, the first in over nine years, as a result of COVID-19. In China, the largest market globally, sales were low in January 2020 and February 2020, impacted by the COVID-19 outbreak and weak demand and consumer sentiment more broadly. In March, the government slowly eased movement-restrictions and the economy initiated a re-opening. However, Chinese demand will still likely face significant challenges in the coming months. The China Passenger Car Association (CPCA) expects a demand recovery initiating only in late 2020. The timing of such demand recovery is uncertain, and it could be delayed to occur only in 2021 The government is also extending EV subsidies for an additional two years (to 2022), as the incentives were supposed to phased out by year-end 2020. This is in an effort to support the industry and revive EV demand.

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Sigma Lithium Resources Corporation
Management ’s Discussion & Analysis
Year Ended December 31, 2019
Discussion dated: May 15, 2020

In the long term, the German Automobile Manufacturers Association forecasts an electric vehicle penetration rate of 15% to 25% by 2025. The lower range for market penetration of 15% corresponds to (assuming a market of 100 million cars by 2025 and an average of 30 kg of LCE needed for the battery) an additional demand of 450,000 MT of LCE just to supply the German market.

With declining costs now approaching 100 USD per KWh, lithium ion battery cells are also becoming attractive for use in private installations combined with increasing use of photovoltaic roof-top electricity generation (“PV”).

In Germany, a new regulation demands that for all PV projects exceeding 1MW power generation an energy storage system has to be installed by 2025. This is in order to avoid peak energy stressing the electricity distribution systems, a phenomenon which already pushes European systems to their limits during the summer months, and increasingly so with the ongoing addition of new PV systems, be they commercial or private.

California has adopted a new emissions target for its electric sector that would double the state’s clean energy capacity over the next 10 years. California has a target of reducing greenhouse gas emissions to 46mt by 2030 (~56% below 1990 levels).

Lithium Price and Demand Trends

While there were some signs of stabilization for spot lithium pricing in China in January 2020 and February 2020, markets are still in a fragile state following the demand impact from COVID-19. This past month, seaborne pricing overall was also down, with most pricing 4% lower on average, across a range of products.

The EV battery raw material supply chain was further impacted by COVID-19 outbreak and more bottlenecks are expected. As a result, battery-grade lithium hydroxide prices had been slightly up the past two months, likely supported by the price increase announcements from domestic producers earlier this year.

Certain of SMSA’s offtake supply agreements will likely be indexed to lithium hydroxide. The Company strategy is to continue negotiations in order to link the majority of offtake of its Product (due to its “premium quality”) to the price of lithium hydroxide.

Pricing for seaborne lithium is likely to face further demand challenges, as this market is mostly comprised of products not fully integrated into a large-scale battery production value chain. Seaborne lithium pricing has overall weakened in the past month, but data suggests it could be stronger towards the end of the year in China, and globally, depending on the severity of the COVID-19 outbreak and duration of the economies being "paused".

Most of the major lithium players have guided the market to low pricing/volumes. The market has not yet experienced any positive impact from a plethora of mining and conversion delays. However, there is the potential these delays could help tighten supply/demand fundamentals into 2022.

Although there can be no assurance that additional funding will be available to the Company, management believes that, as a result of its potential production costs of 6% battery grade spodumene concentrate (“Product”) being amongst the lowest reported in the world, the Project is expected to have attractive returns and sustainable economics, even at current market prices for lithium. Moreover, in its ongoing negotiations for offtake agreements, the Company has been successful in linking the future sale prices of its Product to the market price of the battery grade lithium hydroxide chemical. Additionally, SMSA has one of the highest reported grade and purest cluster of spodumene deposits globally, thus management is confident about the quality of the Project and the feasibility work completed so far.

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Sigma Lithium Resources Corporation
Management ’s Discussion & Analysis
Year Ended December 31, 2019
Discussion dated: May 15, 2020

Nevertheless, the Company is following closely other macroeconomic, political and social changes that will affect the Company as a result of the COVID-19 outbreak and its impact on the auto industry and demand for EV.

Please also see the risk factors described in “Risk Factors” below.

Lithium Properties

The Project comprises four properties owned by SMSA and is divided into the Northern Complex (the Grota do Cirilo, Genipapo and Santa Clara properties) and the Southern Complex (the São José property). The Project consists of 27 mineral rights (which include mining concessions, applications for mining concessions, exploration authorizations and applications for mineral exploration authorizations) spread over 191 km2. The Project area includes nine past producing lithium mines and 11 first-priority exploration targets. Granted mining concessions are in good standing with the Brazilian authorities.

The Project is located in Northeastern Minas Gerais State, in the municipalities of Araçuaí and Itinga, approximately 25 km east of the town of Araçuaí and 450 km northeast of Belo Horizonte.

The surface rights in the Grota do Cirilo area, the current primary focus of activity, are held by two companies, Arqueana Empreendimentos e Participações S.A. (“Arqueana”) and Miazga Participações S.A. (“Miazga”). SMSA has entered into two right-of-way agreements with these companies to support its exploration and development activities within the Grota do Cirilo property, as well as with third-party surface owners.

SMSA has been granted a water license which allows for the usage of 150 m3/h of flow from the Jequitinhonha River for all months of the year for a period of 10 years, which is sufficient for life-of mine (LOM) requirements of the Xuxa Deposit.

The Brazilian Government levies a Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”) royalty on mineral production. Lithium production is subject to a 2.0% CFEM royalty, payable on the gross income from sales. The Project is also subject to two third-party net smelter return (NSR) royalties of 1% each.

Selected Annual Financial Information

The following is selected financial data derived from the audited financial statements of the Company as at and for the years ended December 31, 2019, December 31, 2018 and for April 13, 2017 (date of incorporation) to (and as at) December 31, 2017.

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Sigma Lithium Resources Corporation
Management ’s Discussion & Analysis
Year Ended December 31, 2019
Discussion dated: May 15, 2020

	Year Ended December 31, 2019	Year Ended December 31, 2018	From April 13, 2017 (date of incorporation) to December 31, 2017
Net loss	$5,074,967	$10,450,133	$8,665,759
Net loss per share (basic and diluted)	$0.07	$0.27	$0.26

	As at December 31, 2019	As at December 31, 2018	As at December 31, 2017
Total assets	$20,927,198	$19,076,656	$3,009,441
Total liabilities	$12,187,923	$7,694,753	$18,162,208

•	The net loss from April 13, 2017 to December 31, 2017 consisted primarily of (i) general and administrative expenses of $1,046,738; (ii) foreign exchange loss of $15,951; (iii) loss on derivative of $7,414,050; (iv) depreciation of $10,192; and (v) accretion of $178,828.

•	The net loss for the year ended December 31, 2018 consisted primarily of (i) general and administrative expenses of $6,317,042; (ii) foreign exchange gain of $886,639; (iii) loss on derivative of $1,623,518; (iv) depreciation of $22,473; (v) transaction costs of $2,799,730; and (iv) accretion of $198,133. In also includes interest on minority interest payable of $375,876.

•	The net loss for the year ended December 31, 2019 consisted primarily of (i) general and administrative expenses of $3,822,655; (ii) accretion on notes payable of $141,005; (iii) interest on notes payable of $232,836; (iv) interest on amounts drawn on a credit facility and on accounts payable to suppliers of $225,127; (v) foreign exchange loss of $500,627; and (vi) depreciation of $67,525.

•	On December 31, 2019, the Company’s total assets amounted to $20,927,198 (December 31, 2018 - $19,076,656). Excluding receivables and other assets, which at December 31, 2019 totalled $476,713 (December 31, 2018 - $463,626), total assets are mostly composed of cash and cash equivalents, which at December 31, 2019, totalled $103,640 (December 31, 2018 - $4,160,792), and lithium properties, which at December 31, 2019 totalled $19,388,092 (December 31, 2018 - $13,822,524). The Company’s total assets also included the amount of $958,753 related to property and equipment (December 31, 2018 - $629,714).

•	The liabilities of the Company consist primarily of: (i) Deferred revenue of $4,007,100 received under the Mitsui Pre-Payment, (ii) Payables to suppliers of $2,825,832; (iii) Debits with related parties of $4,790,861 (including note payable for the acquisition of the remaining 11% interest in SMSA of $3,449,546; accrued interest on note payable of $434,187; in amounts drawn and accrued interest on the A10 Group Credit Facility of $396,195; lease liabilities related to land leases of surface properties of $313,690 and other related parties’ payables of $197,243) ; and (iv)Other liabilities of $564,130 (which includes other taxes of $308,980).

•	As the Company has no revenue, its ability to fund its operations is dependent upon securing financing through the sale of equity, sale of future production through streaming or sale of assets and obtaining of debt financing linked to equity, to future receivables or secured by its mineral properties. The fair value of any mineral asset is dependent upon the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete exploration and development, and the future profitable production or proceeds from disposition of such properties.

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Sigma Lithium Resources Corporation
Management ’s Discussion & Analysis
Year Ended December 31, 2019
Discussion dated: May 15, 2020

Selected Quarterly Information

		Profit or Loss
Three Months Ended	Total Sales ($)	Total ($) (unaudited)	Per Share ($) (9)
December 31, 2019		($219,570) (8)	0.00
September 30, 2019		($1,991,967) (7)	(0.02)
June 30, 2019		(1,408,454) (6)	(0.02)
March 31, 2019		($1,454,976) (5)	(0.02)
December 31, 2018	-	($559,333) (4)	(0.01)
September 30, 2018	-	($3,081,753) (3)	(0.05)
June 30, 2018	-	($5,851,165) (2)	(0.13)
March 31, 2018	-	($2,076,548) (1)	(0.04)

(1) The net loss for the three months ended March 31, 2018 consisted primarily of (i) general and administrative expenses of $443,920; (ii) loss on derivative of $1,623,518; and (iii) depreciation of $5,080. All remaining items are for working capital purposes.

(2) The net loss for the three months ended June 30, 2018 consisted primarily of (i) general and administrative expenses of $1,231,136; (ii) reverse takeover transaction costs of $2,799,730; (iii) stock-based compensation of $2,057,768; (iv) foreign exchange gain of $256,473; and (v) depreciation of $5,082. All remaining items are for working capital purposes.

(3) The net loss for the three months ended September 30, 2018 consisted primarily of (i) general and administrative expenses of $1,445,742; (ii) accretion on notes payable of $14,154; (iii) stock-based compensation of $880,597; (iv) foreign exchange loss of $736,046; and (v) depreciation of $5,214. All remaining items are for working capital purposes.

(4) The net loss for the three months ended December 31, 2018 consisted primarily of (i) general and administrative expenses of $77,884; (ii) accretion on notes payable of $29,255; (iii) stock-based compensation of $1,902,711; (iv) foreign exchange gain of $1,108,445; and (v) depreciation of ($6,404). All remaining items are for working capital purposes.

(5) The net loss for the three months ended March 31, 2019 consisted primarily of (i) general and administrative expenses of $1,072,919; (ii) accretion and interest on notes payable of $117,350; (iii) foreign exchange loss of $234,525; and (iv) depreciation of $30,182.

(6) The net loss for the three months ended June 30, 2019 consisted primarily of (i) general and administrative expenses of $1,633,794; (ii) accretion and interest on notes payable of $84,972; (iii) foreign exchange gain of $312,301; and (v) depreciation of $1,989.

(7) The net loss for the three months ended September 30, 2019 consisted primarily of (i) general and administrative expenses of $1,005,861; (ii) accretion and interest on notes payable of $89,149; (iii) foreign exchange loss of $881,233; and (v) depreciation of $15,724.

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Sigma Lithium Resources Corporation
Management ’s Discussion & Analysis
Year Ended December 31, 2019
Discussion dated: May 15, 2020

(8) The loss for the three months ended December 31, 2019 consisted primarily of (i) general and administrative expenses of $193,483; (ii) accretion and interest on notes payable of $84,160; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $225,127; (iv) foreign exchange gain of ($302,830); and (v) depreciation of $19,630.

(9) Per share amounts are rounded to the nearest cent. Aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

Financial Performance

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The Company’s net loss totaled $5,074,967 for the year ended December 31, 2019, with basic and diluted loss per share of $0.07. This compares with a net loss of $10,450,133 with basic and diluted loss per share of $0.23 for the year ended December 31, 2018. The decrease in net loss of $5,375,166 was principally because:

•	Share-based payments totaled $258,280 for the year ended December 31, 2019, a decrease of $2,419,747 when compared to the year ended December 31, 2018. The decrease is due to restricted share unit (“RSU”) forfeitures and the timing of expensing the estimated fair value of stock options and RSUs granted in prior and current periods. The Company expenses certain stock option and RSU grants in accordance with their vesting terms. The Company also has a policy of capitalizing the fair value of stock options and RSUs if they directly relate to the Company’s projects.

•	General and administrative expenses totaled $3,907,847 for the year ended December 31, 2019 (2018 - $6,317,042). Excluding the non cash effect of stock-based compensation of $258,280 for the year ended December 31, 2019 (2018 - $2,678,027) the general and administrative expenses totaled $3,649,567 for the year ended December 31, 2019 (2018 - $3,639,015). The increase of $10,552 is mainly attributable to fluctuations in personnel and exploration and development activities in Brazil. The Company has an ongoing policy of actively seeking opportunities to minimize all costs, to the extent possible, especially general and administrative expenses.

•	The Company recorded all funding to its wholly-owned subsidiary SMSA as intercompany loans denominated either in Canadian dollars or US dollars (“Subsidiary Loans”), matching the currency of the Company’s own funding (in general, debt funding was US dollars denominated and equity funding in Canadian dollars denominated). As a result, SMSA recorded foreign exchange losses or gains based on the rate of appreciation or depreciation of the US dollars and Canadian dollars against the Brazilian Real (SMSA’s functional currency). These foreign exchange fluctuations recorded at SMSA could not be eliminated in the Company’s consolidated financial statements as a result of the different functional currencies adopted by the Company (Canadian dollar) and SMSA (Brazilian Real). As at December 31, 2019, the Company converted into equity at SMSA the full outstanding balance of the Subsidiary Loans through a capital increase at SMSA of $15,404,826 (47,796,554 Brazilian Reais). As of Q2 2020, the transfer of funds from the Company to SMSA is to be conducted as capital increases instead of Subsidiary Loans and cease to generate foreign exchange gains or losses.

✓	Foreign exchange loss amounted to $500,627 for the year ended December 31, 2019 (comparative period – foreign exchange gain of $886,639). The Foreign exchange loss registered in 2019 is composed as follows: (i) foreign exchange loss of $803,950 recorded at SMSA (whose functional currency is Brazilian Reais) related to Subsidiary Loans (ii) Foreign exchange gains of $343,920 on accounts payable in other currencies and (iii) Foreign exchange loss of $40,602 on a note payable. The decrease of $1,387,266 is mainly attributed to foreign exchange fluctuations recorded at SMSA related to Subsidiary Loans, resulting from the appreciation of the US dollars and Canadian dollars against the Brazilian Real during 2019 and, conversely, the depreciation of the US dollars and Canadian dollars against the Brazilian Real.

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Sigma Lithium Resources Corporation
Management ’s Discussion & Analysis
Year Ended December 31, 2019
Discussion dated: May 15, 2020

•	Accretion and interest on notes payable amounted to $373,841 for the year ended December 31, 2019 (comparative period - $574,009). This amount was primarily due to the effective interest method being used on the note payable and interest calculated in Brazil.

•	Interest on the A10 Group Credit Facility and on past due amounts payable to suppliers amounted to $225,127 for the year ended December 31, 2019 (comparative period – nil).

Three months ended December 31, 2019 compared to the three months ended December 31, 2018

The Company’s net loss totaled $219,570 for the three months ended December 31, 2019, with basic and diluted income per share of $0.00. This compares with a net loss of $559,333 with basic and diluted loss per share of $0.01 for the three months ended December 31, 2018. The decrease in net loss of $339,763 was principally because:

•	Share-based payments decreased by $595,271 for the three months ended December 31, 2019 compared to the three months ended December 31, 2018. The decrease is due to RSUs forfeitures and to the timing of expensing the estimated fair value of stock options and RSUs granted in prior and current periods. The Company expenses certain stock option and RSU grants in accordance with their vesting terms. The Company also has a policy of capitalizing the fair value of stock options and RSUs if they directly relate to the Company’s projects.

•	General and administrative expenses amounted to $788,754 for the three months ended December 31, 2019 (comparative period - $77,884). These amounts exclude stock-based compensation. The increase of $710,870 is mainly attributable to fluctuations in corporate support costs, personnel and exploration and development activities in Brazil. The Company continues to assess these costs to ensure that cost-effective choices are being made.

•	Foreign exchange gain amounted to $302,830 (comparative period – foreign exchange gain of $1,108,445). The decrease in gain of $805,615 is attributable to indexed accounts payable to foreign currencies and fluctuations mainly in the Brazilian reais.

•	Accretion and interest on notes payable amounted to $84,160 for the three months ended December 31, 2019 (comparative period - $29,255). This amount was primarily due to the effective interest method being used on the note payable.

•	Interest on the A10 Group Credit Facility and on past due accounts payable to suppliers amounted to $225,127 for the three months December 31, 2019 (comparative period – nil).

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Sigma Lithium Resources Corporation
Management ’s Discussion & Analysis
Year Ended December 31, 2019
Discussion dated: May 15, 2020

Cash flow

At December 31, 2019, the Company had cash and cash equivalents of $103,640, compared to $4,160,792 at December 31, 2018. The decrease in cash of $4,057,152 from the December 31, 2018 cash balance of $4,160,792 was the result of net cash inflows in operating activities of $409,731 (net of the initial tranche of the Mitsui Pre-Payment), cash outflows from investing activities of $4,893,174; cash inflows in financing activities of $377,608, and positive effect of exchange rate fluctuations on cash held in foreign currency of $48,683.

Operating activities were affected by adjustments of depreciation of $67,525, accretion and interest on note payable of $373,841, interest on the A10 Group Credit Facility and on past due accounts payable to suppliers of $255,127, stock-based compensation of $258,580, unrealized foreign exchange gain of $612,661, shares for services in the amount of $57,600, an increase in deferred revenue from Mitsui in the amount of $4,007,100 (the Company recognized this advanced consideration as deferred revenue and recognized this amount of US$3,000,000 on April 4, 2019, at the USD/CAD exchange rate of that date, and net increase in non-cash working capital balances of $1,107,886 (because of an increase in receivables and other assets of $13,087, an increase in amounts payable and other liabilities of $1,067,448, a decrease in provision in the amount of $561 and an increase in other taxes of $54,086).

Investing activities included addition to lithium properties in the amount of $3,495,691 (amounts in CAD were recognized at the exchange amount, the repayment of note payable of $1,255,536, and the purchase of property and equipment in the amount of $141,947.

Financing activities included warrants exercise proceeds in the amount of $137,695, lease payments of $71,847 and loan payable of $311,760.

Liquidity and Capital Resources

The Company does not generate cash from mining operations. In order to fund its exploration work and administrative activities, the Company is dependent upon financing through the issuance of shares or debt sources. During the year ended December 31, 2019, the Company received US$3,000,000 ($4,007,100), recognized as deferred revenue, under the Mitsui Pre-Payment. In addition, broker warrants were exercised providing cash proceeds of $137,695.

The Company’s aggregate operating, investing and financing activities during the year ended December 31, 2019 resulted in a net cash and cash equivalents position of $103,640

The Company will continue to monitor its cash outflows and actively seek opportunities to minimize all costs, to the extent possible, especially general and administrative expenses. In that regard, following the outbreak of COVID-19, the entire senior management team (other than the CEO, as described below) has agreed to undertake a temporary 50% reduction in their salaries. The CEO has agreed to temporary forego 100% of his pay (and the CSO, who has never received compensation for her services, continues to do so). All other employees have agreed to a 25% reduction in pay.

The Company’s use of cash is currently, and is expected to continue to be, focused on funding of its general corporate expenditures and the exploration and development of its lithium properties, towards detailed engineering.

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Sigma Lithium Resources Corporation
Management ’s Discussion & Analysis
Year Ended December 31, 2019
Discussion dated: May 15, 2020

The Company’s total current liabilities of $5,371,582 at December 31, 2019 include debits with related parties of $1,991,085 (including the current portion of a note payable in the amount of $953,497; accrued interest on notes payable of $434,187; the amount outstanding on the A10 Group Credit Facility of $396,195; other related party payables of $197,243 and the current portion of lease liabilities of $9,963). Additionally, the Company’s current liabilities comprise accounts payable to suppliers of $2,825,832 and other liabilities of $554,665 (which includes other taxes of $308,980).

In total, the Company’s shareholders’ equity at December 31, 2019, was $8,739,275, mainly as a result of share capital of $36,190,313, contributed surplus of $4,440,281, accumulated other comprehensive loss of $213,118, as offset by deficit of $31,678,201.

Management believes that the Company has access to sufficient funds for its planned expenditures for the next 12 months and to meet certain ongoing obligations with third parties. The Company has considerable flexibility in terms of the pace and timing of project costs and how expenditures have been, or may be, adjusted, limited or deferred subject to current capital resources and the potential to raise further funds. The CAD$6.6 million (US$5 million) A10 Group Credit Facility provides additional support for the Company’s needs. As of December 31, 2019, $311,760 (US$240,000) had been drawn on the A10 Group Credit Facility. As of May 15, 2020, $1,388,732 (US$986,000) had been drawn on the A10 Group Credit Facility.

Moreover, management believes that, within the next 12 months, it will also be able to access financing from Development Banks which will support the Company in meeting its construction timetable and funding for its detailed engineering. However, further financings will be required to continue to develop the Company’s additional properties and discharge its liabilities in the normal course of business. The Company intends to continue to meet its expenditures essential to the maintenance of the Project. . The certainty of funding future operations, exploration expenditures and project development implementation considering the availability of sources of additional financing cannot be assured at this time and, accordingly, these material uncertainties cast significant doubt about the Company's ability to continue as a going concern. See “Risk Factors”.

Disclosure of Internal Controls

Management has established processes to provide them with sufficient knowledge to support representations that they have exercised reasonable diligence to ensure that (i) the consolidated financial statements do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate filed by the Company does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles (IFRS).

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in such certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Related Party Transactions

(a) A10 Group (companies owned by certain directors of the Company):

1.	Cost sharing agreement (“CSA”): For the year ended December 31, 2019, the Company paid the amount of $92,808 (year ended December 31, 2018 - $107,489). The amounts were recognized at the exchange amount as follows:

a.	The Company paid $74,280 through a CSA for shared personnel, including legal, financial and business development personnel allocated to the Company by A10 Group. Additionally, under the same CSA, the Company paid for 50% of shared secretarial administrative personnel and share office maintenance costs.

b.	The Company paid $18,528 for travel & overtime meal expense reports (“T&E”) incurred by certain A10 Group personnel while working on the Company’s matters.

2.	Credit Facilities:

a.	On November 29, 2019, the Company entered into the A10 Group Credit Facility agreement, as described above.

b.	On March 15, 26 and 29, 2018, A10 Group provided bridge loans to SMSA of 500,000 Reais ($170,500), 520,000 Reais ($177,320) and 727,600 Reais ($248,112), respectively, with interest calculated pursuant to the CDI (Brazilian Interbank Rate) plus a 4% per annum spread, accrued from the date of their respective disbursements. The bridge loans had due dates on April 30, and May 30, 2018, automatically renewable on a rolling basis. On July 18, 2018, $641,635 was paid to A10 Group to satisfy the bridge loans and interest in full.

(b) Miazga (a land administration company owned by certain directors of the Company): As of December 31, 2019, the Company had prepaid lease expenses in the amount of $108,458 (December 31, 2018 - $176,758). During the year ended December 31, 2019, the Company paid Miazga, for land lease expenses on the Project in the amount of $78,820 (year ended December 31, 2018 - $68,288), which were duly deducted from prepaid amount. The total amount due to Miazga for the land leases of the Lithium Properties as of December 31, 2019 is $313,690 (973,286 Brazilian Real). The amounts were recognized at the exchange amount.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

(c) Arqueana (a company indirectly owned by certain directors of the Company): As of December 31, 2019, the Company had an accounts receivable balance in the amount of $8,152 (December 31, 2018 – nil) with Arqueana. During the year ended December 31, 2019, the Company paid $33,357 (year ended December 31, 2018 - $33,049) for the land lease expenses on the Project. These land lease expenses were offset by payments to Arqueana of $43,740. The amounts were recognized at the exchange amount. In addition to these balances, the Company owes Arqueana an outstanding balance for the December 2017 acquisition of the 11% interest in SMSA that it did not previously own. The note payable to Arqueana is presented in the audited financial statements as of December 31, 2019 at its carrying value of $3,449,546.

(d) RI-X Mineração e Consultoria S.A. (“RIX”) (a company owned by certain directors of the Company): As of December 31, 2019, the Company had an accounts payable balance in the amount of $3,223 (December 31, 2018 - $nil) with RIX. On June 1, 2019, the Company purchased a car for $8,289 (24,000 Brazilian Real) from RIX in 12 installments. As a result, in the remaining months of 2019 the Company incurred $4,525 in monthly payments towards this purchase. During the year ended December 31, 2019, the Company incurred expenses of $3,484 (year ended December 31, 2018 - $8,448) for a car rental agreement that ended on May 31, 2019.

(e) McCarthy Tétrault LLP (a law firm where one of the Company’s directors is a partner and another of the Company’s directors is legal counsel): As of December 31, 2019, the Company had an accounts payable balance in the amount of $765,058 (December 31, 2018 $300,526) for legal fees. The amounts were recognized at the exchange amount.

(f) Management and Directors:

♦     For the year ended December 31, 2019, the Company owed travel costs of $76,710 to its management. These travel expenditures were incurred in the normal course of operations for the Company and are to be reimbursed. The amounts were recognized at the exchange amount.

♦       During the year ended December 31, 2019 the Chief Executive Officer (“CEO”) was due to receive salary compensation in the amount of $192,712 (year ended December 31, 2018 - $183,353). The CEO forfeited his right to receive part of this compensation. As a result, as of December 31, 2019, the Company had an account payable to the CEO in the amount of $43,976 regarding unpaid salary. The CEO did not receive share-based compensation for his services to the Company.

♦	The Chief Financial Officer was paid $192,712 (year ended December 31, 2018 - $103,011).

♦       The Chief Strategy Officer did not receive any salary or share-based compensation for her services to the Company.

♦	For the year ended December 31, 2019, the Company accrued $73,334 for a Director compensation.

♦       These services were incurred in the normal course of operations for Company matters, at the exchange amount agreed to between the parties.

♦      Share-based compensation issued to directors, officers and senior management, other than the CEO and CSO, for the year ended December 31, 2019 was valued at $2,798,491 (year ended December 31, 2018 - $3,970,979).

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Risk Factors

Risks Related to Resource Development

Development of the Project

The Company’s business strategy depends in large part on developing the Project into a commercially viable mine. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly volatile; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and capital and operating cost requirements. The permitting process for the Project is not yet complete. In addition, development is subject to the Company securing any necessary funding and other resources, and is also subject to numerous development and operational risks. Accordingly, there can be no assurance that the Company will ever develop the Project. If the Company is unable to develop the Project into a commercial operating mine, its business and financial condition will be materially adversely affected.

Market Prices

The ability of the Company to develop the Project will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate. The market price of these commodity-based products fluctuates widely and is affected by numerous factors beyond the Company’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, the level of interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. In addition, the price of lithium products is determined by their purity and performance. The Company may not be able to effectively mitigate against such fluctuations. A fluctuation in these product prices may affect the value of the Company and the potential value of its properties.

Lithium is not a traded commodity like base and precious metals. Sales agreements are negotiated on an individual and private basis with each different end-user. In addition, there are a limited number of producers of lithium compounds and it is possible that these existing producers will try to prevent newcomers from entering the chain of supply by increasing their production capacity and lowering sales prices. Factors such as foreign currency fluctuation, supply and demand, industrial disruption and actual lithium market sale prices could have an adverse impact on operating costs, stock market prices and the Company’s ability to fund its activities. In each case, the economics of the Project could be materially adversely affected, including to be rendered uneconomic.

Growth of Lithium Markets

The development of lithium operations is largely dependent on the adoption of lithium-ion batteries for EV and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner or according to the timeline contemplated by the Company, the long- term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the Project, its potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company.

Page | 18

Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Achieving and Managing Growth

The Project is in a development stage, which will require a substantial increase in personnel and business operations. The transition of a mineral project to a development and operating stage may place a strain on managerial, financial and human resources. The Company’s ability to succeed in these endeavours will depend on a number of factors, including the availability of working capital, existing and emerging competition and the ability to recruit and train additional qualified personnel.

Foreign Operations, Including Emerging and Developing Market Risk

Changes in mining, investment or other applicable policies or shifts in political attitude in Brazil may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures. Regardless of the economic viability of the Company’s properties, and despite being beyond the Company’s control, such political changes could have a substantive impact on the Company that may prevent or restrict (or adversely impact upon the financial results of) mining of some or all of any deposits on the Project.

Brazil is a mining-friendly jurisdiction with a long history of mining and an experienced labour force. Brazil is a member of the Multilateral Investment Guarantee Agency and was ranked among the top 10 most attractive countries in Latin America for mining investment by the Fraser Institute’s 2018 Annual Survey of Mining Companies. The majority of the Company’s operating costs are denominated in Brazilian Reais, which positions SMSA favourably given the strengthening of the US$ relative to the Brazilian Real during the past couple of years. The Company has not hedged its exposure to R$/US$ exchange rate fluctuations, or any other exchange rate fluctuations applicable to its business, and is therefore exposed to currency fluctuation risks. The Company’s operations are also subject to Brazilian regulations pertaining to environmental protection, the use and development of mineral properties and the acquisition or use of rural properties by foreign investors or Brazilian companies under foreign control and various other Brazilian regulatory frameworks, as described below.

The market for securities issued by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in Canada, the United States and developing countries, especially other Latin American countries. Although economic conditions vary by country, the reaction of investors to developments in one country may cause fluctuations in the capital markets in other countries. Developments or adverse economic conditions in other countries, including developing countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and reduced foreign investment in Brazil, as well as limited access to international capital markets, all of which may materially adversely affect The Company’s ability to borrow at acceptable interest rates or to raise equity capital when it needs to do so. In addition, a significant decline in the economic growth or demand for imports of any of Brazil’s major trading partners, such as the European Union, China or the United States, could have a material adverse impact on Brazil’s exports and balance of trade and adversely affect Brazil’s economic growth.

In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes produce a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Brazil could be adversely affected by negative economic or financial developments in other countries.

The Brazilian economy has been in a gradual recovery, but its growth rate is uncertain for the future. In the second quarter of 2019, GDP increased by 0.4% compared to the first quarter of 2019. Compared to the second quarter of 2018, GDP increased by 1.0% in the second quarter of 2019 measured on a cumulative 12-month basis. Budget Assumptions in the budgetary guidelines law for 2020 point to a 0.8% GDP growth in 2019, consistent with the outlook of a gradual recovery of the economic activity.

Page | 19

Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Moody’s Credit Ratings, Standard & Poor’s and Fitch have each rated Brazil’s long-term foreign and local currency debt sub-investment grade. Brazil’s ratings or outlooks may be downgraded further or placed on watch by Moody’s, Standard & Poor’s and Fitch or any other rating agency in the future. Downgrades of Brazil’s sovereign credit ratings could limit access to funding and raise the cost of funding for the Company because of its operations being Brazil- based, which could materially and adversely impact its business and results of any future operations. Downgrades of Brazil’s sovereign credit ratings could also heighten investors’ perception of the risk of having operations in Brazil and adversely impact the price of the Common Shares of the Company.

The Brazilian economy has been characterized by frequent, and occasionally material, intervention by the Brazilian federal government, which has often modified monetary, credit and other policies intended to influence Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policy changes have involved wage and price controls, changes in existing, or the implementation of new, taxes and fluctuations of base interest rates. Actions taken by the Brazilian federal government concerning the economy may have important effects on Brazilian companies or companies with Brazilian assets and on market conditions and the competitiveness of Brazilian products abroad. In addition, actions taken by Brazilian state and local governments with respect to labor and other laws affecting operations may have an effect on the Company.

Since 1999, the Brazilian Central Bank has allowed the exchange rate of the Brazilian Real against the US Dollar to float freely, but prior to that it had been subject to exchange controls. Currently, the Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of Reais by any person, regardless of the amount, subject to certain regulatory procedures. There can be no assurance that the Brazilian Central Bank or the Brazilian government will continue to permit the Real to float freely and not intervene in the exchange rate market through the return of a currency band system or otherwise. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad.

The Company’s financial condition and results of any future operations may also be materially adversely affected by any of the following - and the Brazilian federal government’s actions in response to them:

•	depreciations and other exchange rate movements;

•	monetary policies;

•	inflation rate fluctuations;

•	economic and social instability;

•	energy shortages or other changes in energy prices;

•	interest rates;

•	disasters at third party mineral projects;

•	exchange controls and restrictions on remittances abroad;

•	liquidity of the domestic capital and lending markets;

•	tax policy, including international tax treaties; and

•	other political, diplomatic, social and economic policies or developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the market value of securities issued by Brazilian companies or companies with Brazilian assets.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

In October 2018, Mr. Jair M. Bolsonaro was elected president and his term began in January 2019. The 2018 election was preceded by many proven allegations of corruption involving state level deputies, state-controlled enterprises and other organizations nationwide. The election results were seen as a mandate to form a government intent in eliminating corruption. The new Finance Minister, Mr. Paulo Guedes, a liberal economist with a Master degree in Economics from the University of Chicago, promises an agenda focused on fiscal responsibility and economic growth. In 2019, Brazil lowered its interest rate to a now low of 4.5%. President Bolsonaro’s government is trying to focus on pension and tax reform, privatization and deregulation.

These and other future developments in the Brazilian economy and governmental policies may materially adversely affect the Company.

Corruption in Brazil and Anti-Corruption, Anti-Bribery and Anti-Money Laundering Laws

Brazilian markets have been experiencing heightened volatility due to the uncertainties generated from, and the effects on the Brazilian economy and political environment from, the ongoing corruption and bribery investigations by federal Brazilian prosecutors known as “Lava Jato,” “Zelotes,” “Acronimo,” “Calicute” and “Greenfield.” As a result of these ongoing investigations, a number of senior politicians, including congressmen and officers and directors of some of the major state-owned and private companies in Brazil have resigned or been arrested. Other senior elected officials, public officials, controlling shareholders of large conglomerates and executives in Brazil are being investigated and/or arrested for allegations of unethical and illegal conduct. The matters that have, and may continue to, come to light as a result of or in connection with the investigations and related inquiries have adversely affected, and are expected to continue to adversely affect, the Brazilian markets and trading prices of securities issued by certain Brazilian companies and companies with significant operations in Brazil.

In addition, print, online and social media, posts and reports have made allegations that certain Brazilian industries and conglomerates have been involved in conduct targeted by some of these investigations. To the extent that any such reports and posts, or further developments or allegations related to them or the above investigations, relate to the Company or to any person related to it, public perception, reputation and the trading price of the Common Shares may be materially adversely affected.

The Company is subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations in Brazil and Canada. In addition, it is subject to economic sanctions regulations that restrict dealings with certain sanctioned countries, individuals and entities. There can be no assurances that the internal policies of the Company will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by its employees, directors, officers, partners, agents and service providers or that any such Persons will not take actions in violation of its policies and procedures. Any violations of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on the Company’s business, reputation, results of any future operations and financial condition.

Political Conditions

Regardless of the economic viability of the Company’s property interests, factors such as political instability, expropriation by governments or the imposition of new regulations or tax laws may prevent or restrict mining some or all of its current or future deposits.

Page | 21

Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations and return of capital. This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that a future government may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Governmental and Regulatory Requirements

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be restricted or prohibited from proceeding with planned exploration or development activities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of the Project.

In Brazil, the ANM, a recently created agency to replace Departamento Nacional de Produção mineral (“DNPM”), regulates the conduct of exploration, development and mining operations. Mining operations in Brazil are regulated primarily by Decree No. 227 of February 28, 1967, the Brazilian Mining Code enacted by Decree No. 62,934 of July 2, 1968, and certain rulings, such as the Consolidation of DNPM Regulations issued by DNPM Ruling No. 155 on May 17, 2016, and more recently federal laws no 13.540/2017 and no 13.575/2017.

The ANM requires certain fee payments for exploration authorizations (known as the Annual Fee per Hectare) and certain royalty payments to the federal government for the mining concessions (known as Financial Compensation for the Exploitation of Mineral Resources - “CFEM”), as well as royalty payments that must be paid to the landowner if the surface rights are not held by the holder of the mineral rights. There is also a monthly inspection fee related to the transfer and commercialization of certain minerals in some Brazilian states. Royalties, taxes and fees related to the exploration authorizations and mining concessions may change or increase substantially as a result of unfavourable judicial decisions in litigation with the governmental entities collecting such royalties, taxes and fees, due to change of law, or simply because these duties (which are different at each phase of the mineral right development) tend to accrue higher amounts at the mining concession stage than at the exploration authorization stage.

In Brazil, failure to demonstrate the existence of technical and economically viable mineral deposits covered by an exploration authorization for a period of one year may lead to being required to return it to the federal government. The federal government may then grant exploration authorizations to other parties that may conduct other mineral prospecting activities at said area. In addition, mining concessions and exploration authorizations may not be granted due to changes in laws and regulations governing mineral rights. Accordingly, retrocession requirements, loss of mineral rights, and/or the inability to renew concessions, authorizations, permits and licenses may materially adversely affect the Company.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Recent tailings dam failures involving other mining companies in Brazil, and the resultant loss of life and damage, could result in increased requirements, delays in licensing and other material consequences to the Company.

Changes in Brazil’s Mining Laws

On July 26, 2017, the Brazilian federal government enacted Provisional Measures Nos. 789,790 (which has expired) and 791, which provide for significant changes to the regulatory framework applicable to the mining industry in Brazil. The provisional measures modify relevant aspects of the regulatory framework, such as the calculation of royalties, and created ANM, a new regulatory agency to replace DNPM. The Brazilian Congress formally enacted the provisional measures Nos. 789 and 791 as federal laws in December 2017 (Laws Nos. 13.540/2017 and 13.575/2017, respectively).

The regulatory framework applicable to the Brazilian mining industry could be subject to further change, which may result in limitations on the Company’s business and activities, including in correlation with some existing mineral rights and an increase in expenses, particularly mining royalties, taxes and fees.

Environmental Regulation

All phases of operations are subject to numerous environmental laws and regulations in Brazil on the federal, state and municipal levels, including laws and regulations relating to specially protected areas, air emissions, wastewater discharge and the use, manufacture, handling, transportation, storage, disposal, remediation of waste and hazardous substances. Environmental hazards may exist which are unknown to the Company at present which have been caused by previous or existing owners or operators of the Project. In the event of an accident or exposure to hazardous materials, environmental damages may occur and trigger the obligation to remediate the environmental conditions, which may result in significant costs. The victim of such damages or whoever the law so authorizes (such as public attorneys’ office, foundations, state agencies, state-owned companies and associations engaged in environmental protection) is not compelled to sue all polluting agents in the same proceeding. Since liability is of a joint nature, the aggrieved party may choose to sue only one of the polluting agents (that meets all of the requirements in order to be sued, or simply that has the deepest pockets) to redress damages.

Environmental liability may be litigated in civil, administrative and criminal courts, with the application of administrative, civil and criminal sanctions, in addition to the obligation to redress the damages caused. The lack of a conviction or a finding of liability in one of these spheres does not necessarily preclude the finding of liability in the remaining spheres. As a result of potential liability under and potential violations of environmental laws, there could be unexpected interruptions to operations, fines, penalties or other reductions in income, as well as third-party claims for property damage or personal injury or remedial or other costs which may have a material adverse effect on operations. Municipal, state and federal governments may decide to review their environmental regulations, and continued government and public emphasis on environmental issues may require increased future investments for environmental controls. There can be no assurance that environmental regulation will not adversely affect operations, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. See also “Governmental and Regulatory Requirements” above.

Page | 23

Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Changes in Tax Laws in Brazil

The Brazilian government from time to time implements changes to tax laws and regulations. Any such changes, as well as changes in the interpretation of such laws and regulations, may result in increases to the Company’s overall tax burden, which would negatively affect its profitability.

The Brazilian federal government has frequently implemented multiple changes to tax regimes, including the execution or amendment of tax treaties. Potential changes include (among others) modifications to prevailing tax rates and the enactment of taxes, which may be temporary, the proceeds of which are earmarked for designated governmental purposes. Some of these changes may result in increased the Company’s tax burden, which could materially adversely affect profitability and increase the prices of products and services, restrict its ability to do business in existing and target markets and cause its financial results to suffer. Moreover, some tax laws may be subject to controversial interpretation by tax authorities, including, but not limited to, the regulation applicable to corporate restructurings.

No Production Experience

Although certain of its officers, directors and consultants have such experience, the Company itself has never completed a mining development project. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure and the Company itself does not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history. In addition, the Company is and will continue to be subject to all the risks associated with establishing new mining operations, including but not limited to: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the costs of fuel, power, materials and supplies.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties, including the Project.

Delays and Construction Cost Overruns

Delays and cost overruns may occur in completing the development and construction of the Project. A number of factors which could cause such delays or cost overruns include (among others) permitting delays, construction pricing escalation, changing engineering and design requirements, the performance of contractors, labour disruptions, adverse weather conditions and the availability of financing. Even if commercial production is achieved, equipment and facilities may not operate as planned due to design or manufacturing flaws, which may not all be covered by warranty. Mechanical breakdown could occur in equipment after the period of warranty has expired, resulting in loss of production as well as the cost of repair. Any delay, or cost overrun, may adversely impact the ability to fully fund required expenditures, or alternatively, may require the Company to consider less attractive financing solutions.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Cost Estimates and Negative Operating Cash Flow

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by current estimates, and there can be no assurance that the actual capital, operating and other costs will not be higher than currently anticipated. Actual costs and production may vary from estimates for a variety of reasons, including (among others): lack of availability of resources or necessary equipment; unexpected construction or operating problems; cost overruns, realized lithium prices; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material effect on operating cash flow, including the ability to service indebtedness.

Operational Risks

The Company’s operations are subject to all of the risks normally incidental to the exploration for, and the development and operation of, mineral properties. Mineral exploration and exploitation involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, explosions, releases of hazardous materials, tailings impoundment failures, cave-ins, landslides, earthquakes and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

Insurance Risks

In the course of exploration, development and production of mineral properties, risks such as (among others) unexpected or unusual geological operating conditions and other environmental occurrences may occur. It is not always possible to fully insure against such risks and, even where such insurance is available, the Company may decide to not take out insurance against such risks. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company. The Company maintains liability insurance in accordance with industry standards, however, the nature of these types of risks is such that liabilities could exceed policy limits and the Company could incur significant costs that could have a material adverse effect on its business, results of operations and financial condition.

Mineral Tenure

There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

The Company cannot guarantee that title to its properties will not be challenged. A successful challenge to the precise area and location of the Company’s mineral claims could result in the Company being unable to develop its mineral properties or being unable to enforce its rights with respect to its mineral properties.

Highly Competitive Industry

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyse a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over the Company. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities.

As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms it considers acceptable.

Health and Safety Risks

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, licenses, permits and other approvals, and potential civil liability. Compliance with health and safety laws (and any future changes) and the requirements of licenses, permits and other approvals remain material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, licenses, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurances can be given that additional workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to its business and operations.

Mineral Resource and Mineral Reserve Estimates

The mineral resource and mineral reserve estimates included in this MD&A (which are taken from the Feasibility Study Report) are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. These estimated mineral resources and mineral reserves should not be interpreted as assurances of certain commercial viability or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

In addition, inferred mineral resources are estimated in the Feasibility Study Report. Inferred mineral resources have an even greater amount of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that inferred mineral resources exist or are economically or legally mineable.

Page | 26

Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Opposition to Mining Projects

The Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. In the event there is opposition to the Project, the Company’s development of such properties may be delayed or prevented, even if such development is found to be economically viable and legally permissible.

Risks Related to the Company’s Business and Securities

Public Health Crises

The Company faces risks related to pandemics and epidemics, such as the outbreak of COVID-19 that surfaced in December 2019 in Wuhan, Hubei Province, China and has spread to other countries around the world, including Canada and the United States, which could significantly disrupt the Company’s operations and may materially and adversely affect its business and financial condition. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments which are highly uncertain and cannot be predicted at this time, including the duration, severity and scope of the outbreak and the actions taken by various government authorities to contain or treat the outbreak. In particular, the continued spread could materially and adversely impact the Company’s business, including without limitation, employee health, workforce productivity, increased insurance premiums and medical costs, restrictions on travel by the Company’s personnel and by the personnel of the Company’s various service providers, the availability of industry experts and personnel, and other factors that will depend on future developments beyond the Company’s control, all or some of which may have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, the outbreak has resulted in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the Company’s business, financial condition and results of operations.

Achievement of Profitable Operations and Further Losses

The Company’s ability to continue as a going concern is dependent upon the ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has reported net losses and comprehensive losses for the financial year ended December 31, 2019 and December 31, 2018. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern is dependent on raising additional funds.

Dilution of Existing Shareholders from Equity Financings or Increased Financial Risk Through Debt Issuance

The Company has limited financial resources and is subject to significant capital requirements associated with the Project. There is no assurance that the Company will be able to obtain sufficient financing in the future on terms acceptable to it. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

Page | 27

Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

A likely source of future financing is the sale of additional common shares, which would mean that each existing shareholder would own a smaller percentage of the common shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and principal payments. Also, the Company may issue or grant convertible securities (such as warrants or stock options) in the future pursuant to which additional common shares may be issued. Exercise of such securities will result in dilution of equity ownership to the Company’s existing shareholders.

The Company may also sell additional royalties on the Project, which would mean that the Company’s share of returns from the Project would decrease.

Dependence on the Expertise of Consultants

The Company has relied on, and is expected to continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

No History of Dividends

The Company has not paid dividends since incorporation and presently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Project is successfully developed, the Company anticipates that it will retain future earnings and other cash resources for the future operation and development of its business.

The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

Dependence on Key Individuals

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Failure to retain key individuals or to attract, and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Fluctuations in Exchange Rates

Business is transacted by the Company primarily in Canadian, U.S. and Brazilian currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction. The Project is located in Brazil, and the majority of the costs are denominated in the Brazilian currency. Certain costs associated with imported equipment and international supplies and consultants and sales prices for Product, are denominated in U.S. dollars.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Legal Proceedings

Due to the nature of the Company’s business and status as a publicly traded entity, it may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.

Litigation may be costly and time-consuming and can divert the attention of management and key personnel from business operations. If the Company is unsuccessful in its defense of claims or unable to settle claims in a manner satisfactory to it, it may be faced with significant monetary damages or injunctive relief against it that could have a material adverse effect on its business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be currently determinable nor is it possible to accurately predict the outcome or quantum of any such proceedings at this time.

Conflicts of Interest for Directors and Officers

Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company.

Share Price Volatility

The market price of a publicly traded stock, especially a resource issuer such as the Company, is affected by many variables in addition to those directly related to exploration successes or failures, some of which are outside of the Company’s control. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, analysts’ recommendations and their estimates of financial performance, investor perception and reactions to disclosure made by the Company and by the Company’s competitors, and the breadth of the public markets for the stock.

Therefore, investors could suffer significant losses if the common shares are depressed or illiquid when an investor seeks liquidity.

Significant Shareholders’ Influence

To the Company’s knowledge, as of the date hereof, A10 Group holds approximately 70% of the outstanding common shares. For as long as it directly or indirectly maintains a significant interest in the Company, A10 Group may be in a position to affect the Company’s governance and operations. In addition, A10 Group may have significant influence over the passage of any shareholder resolution (such as would be required, to amend constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passage of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence may be to limit the price that investors are willing to pay for the Company’s common shares. In addition, the potential that A10 Group may sell common shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of common shares in the public market, could adversely affect the market price of the common shares.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Enforcement of Judgments

The Company is incorporated under the laws of Canada and headquartered in British Columbia, Canada, but a majority of its directors and officers are not citizens or residents of Canada. In addition, a substantial part of the Company’s assets is located outside Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside Canada judgments against the Company and its directors and officers obtained in Canadian courts based upon the civil liability provisions of Canadian securities laws or (ii) bring in courts outside Canada an original action against the Company and directors and officers to enforce liabilities based upon such securities laws.

Cyber-Security Risks

Threats to information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is possible that the business, financial and other systems of the Company or other companies with which it does business could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events.

Critical Accounting Estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates:

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, relate to, but are not limited to, the following:

•	The recoverability of amounts receivable and value-added taxes receivable which are included in the consolidated statements of financial position;

•	Income taxes – measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements;

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

•	The estimated useful lives of property and equipment which are included in the consolidated statement of financial position and the related depreciation included in the statement of loss; and
•	The inputs used in accounting for share-based payment transactions, including warrants.

Critical accounting judgments:

•	Management assessment of going concern and uncertainties of the Company’s ability to raise additional capital and/or obtain financing to advance the Lithium Properties project;
•	Management applied judgment in determining the functional currency of the Company as the Canadian Dollar and its subsidiary to be the Brazilian Real, based on the facts and circumstances that existed during the period;
•	Management determination of no material restoration, rehabilitation and environmental exposure, based on the facts and circumstances that existed during the period; and
•	The Company’s review of its long-lived assets for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company’s assessment is that as at December 31, 2019 and December 31, 2018, there are no indicators of impairment in the carrying value of its long-lived assets.

Off-Balance-Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Outstanding Share Data

As of the date of this MD&A, the Company had 68,878,891 issued and outstanding common shares. In addition, the Company has 2,146,000 RSUs and 200,000 stock options outstanding.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Change in Accounting Policies

(a) Leases and right-of-use assets

In January 2016, the IASB issued IFRS 16 Leases ("IFRS 16" – effective January 1, 2019), replacing IAS 17 Leases ("IAS 17"). IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its statement of financial position. At January 1, 2019, the Company adopted IFRS 16. Upon adoption, the Company recognized $330,230 of Right-of-Use assets and an equal amount of lease obligations with no adjustment required to retained earnings.

The Company has adopted IFRS 16 using the modified retrospective approach. Under this approach, the comparative information has not been restated and the reclassifications and adjustments arising from the new leasing rules are recognized in the opening statement of financial position on January 1, 2019.

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

•	Leases of low value assets;
•	Leases with a duration of twelve months or less; and
•	Leases to explore for minerals, oil, natural gas, or similar non-regenerative resources.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

•	Amounts expected to be payable under any residual value guarantee;
•	The exercise price of any purchase option granted if it is reasonably certain to exercise that option; and
•	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

•	Lease payments made at or before commencement of the lease;
•	Initial direct costs incurred; and
•	The amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining (revised) lease term.

(b) Deferred revenue

The Company entered into the binding heads of agreement for the Mitsui Pre-Payment, pursuant to which the Company is to receive advanced consideration against the delivery of lithium spodumene concentrate production from the Company’s Xuxa Deposit. The Company recognizes advanced consideration as deferred revenue and recognizes the amounts in revenue as it satisfies its performance obligation to deliver spodumene concentrate to the customer over the life of the contract on a CIF basis. This is when the customer has legal title to, physical possession of, and the risks and rewards of ownership of the spodumene concentrate, and therefore, the ability to direct the use of, and obtain substantially all of the remaining benefits, from the spodumene concentrate.

(c) IFRIC 23 – Uncertainty over Income Tax Treatments

The Company adopted IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”) on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments is recognized at the most likely amount or expected value. The adoption of IFRIC 23 had no impact on the consolidated financial statements.

Capital Management

The Company manages its capital with the following objectives:

•	To ensure sufficient financial flexibility to achieve the ongoing business objectives, including funding of future growth opportunities, and pursuit of accretive acquisitions; and
•	To maximize shareholder returns through enhancing its share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive loss and deficit, which at December 31, 2019 totaled $9,092,165 (December 31, 2018 - $11,381,903). The Company’s capital management objectives, policies and processes remained unchanged during the year ended December 31, 2019 (although Project expenses and Company expenses resulted in comparatively low cash remaining as at December 31, 2019 and currently).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its operating expenditures, and other investing and financing dated based on activities related to the Project.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Financial Risk Factors

The Company's activities expose it to a variety of market risk (including interest rate risk, foreign currency risk and price risk).

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and receivables. Cash is held with a Canadian chartered bank and a financial institution in Brazil, from which management believes the risk of loss to be minimal.

Receivables consist of amounts due from management and related parties. Receivables are in good standing as of credit risk with respect to these amounts receivable is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet its obligations, it will consider securing additional equity or debt funding.

The Company's cash is currently invested in business accounts with high-credit quality financial institutions which are available on demand by the Company.

The Company’s financial obligations consist of accounts payable and other liabilities and the contractual value of the accounts payable and other liabilities and note payable. The maturity analysis of financial liabilities as at December 31, 2019 is as follows:

Contractual Obligations	Up to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	($)	($)	($)	($)	($)
Accounts payable and other liabilities	3,702,947	-	-	-	3,702,947
Discount lease payments	9,963	23,625	29,615	250,478	313,681
Revolving credit facility	396,195	-	-	-	396,195
Note payable	953,497	2,496,049	-	-	3,449,546

COVID-19

Due to the worldwide COVID-19 outbreak, material uncertainties may come into existence that could influence management’s going concern assumption. Management cannot accurately predict the future impact COVID-19 may have on:

•	global lithium prices;
•	demand for lithium and the ability to refine, beneficiate and sell batteries produced;
•	the severity and the length of potential measures taken by governments to manage the spread of the disease, and their effect on labour availability and supply lines;
•	availability of government supplies, such as water and electricity;

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

•	local currency purchasing power;
•	ability to obtain funding; or
•	the availability of personnel for the Company and for its service providers.

At the date of the approval of these consolidated financial statements, the Brazilian government has not introduced measures which impede the normal operation of the business. On March 20, 2020, the Brazilian Ministry of Mines and Energy issued the decree 10.282 (“portaria”) including the mining sector amongst the industries considered to be “essential” to the prosperity and economy of the country. As a result, the activities of operational and pre-operational mining companies in Brazil are not subject to the physical movement restrictions and shelter-in-place, lockdowns and state border restrictions imposed by certain states and municipalities as a result of the COVID-19.

However, the Company continues to follow closely certain macroeconomic, political and social changes that could negatively affect its business particularly its impact in the auto industry and demand for EV.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(a) Interest rate risk

The Company has cash balances. The Company's current policy is to invest surplus cash in high yield savings accounts with a Canadian chartered bank with which it keeps its bank accounts. As at December 31, 2019, the Company did not have any surplus cash.

The Company also had debt instruments, as disclosed in note 12 of the December 31, 2019 audited consolidated financial statements. The debt instruments as at December 31, 2019 and December 31, 2018 are exposed to interest as per the CDI (Brazilian Interbank rate).

(b) Foreign currency risk

The Company's functional and presentation currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company also has significant balances in Brazilian Real that are subject to foreign currency risk.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

The Company had the following balances in the prescribed currencies:

		December 31, 2019	December 31, 2018
(SMSA financial statements denominated in Brazilian Reais) Brazilian Reais
Current assets	Reais	695,855	446,358
Current liabilities	Reais	(4,428,719)	(3,651,476)
(Company's financial statements denominated in US Dollars) United States Dollar
Cash in banks	USD	$48,809	$2,590,951

The Company is exposed to foreign currency risk on fluctuations related to cash, receivables and accounts payable and other liabilities denominated in Brazilian Real and US dollars. Sensitivity to a plus or minus 5% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar would affect other comprehensive loss by approximately $60,000 with all other variables held constant; and by approximately $3,000 in a plus or minus 5% change in the foreign exchange rate of the US dollar compared to the Canadian dollar.

Proposed Transactions

The Company routinely evaluates various business development opportunities which could entail acquisitions and/or divestitures. In this regard, the Company is currently in discussions with various parties, but no definitive agreements respecting any proposed transactions have been entered into as of the date of this MD&A. There can be no assurances that any such transactions will be concluded in the future.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Additional Disclosure for Venture Issuers Without Significant Revenue

General expenditures

Detail	Year Ended December 31, 2019 ($)	Year Ended December 31, 2018 ($)
Stock-based compensation	258,580	2,678,027
Salaries and benefits (1)	718,622	552,961
Legal Canada	474,268	365,486
Legal Brazil (2)	211,986	313,781
Travel - Administration	221,668	361,031
Travel – Exploration & operational team	495,746	159,922
A10 Group Cost Sharing Agreement (Sigma Personnel, Sigma Travel)	92,808	107,489
Auditing	318,851	396,224
Other administrative (3)	308,339	518,640
Insurance	153,564	133,419
Finance expenses	37,375	185,104
Business development and investor relations (4)	499,698	469,285
Accounting	116,642	75,673
Total	3,907,847	6,317,042

(1) Includes compensation for the Company’s CEO, CFO and Director (see note 13 (f)); and

(2) Legal expenses in Brazil are mainly related to the maintenance of the Project in compliance with mining and environmental regulations.

(3) Other administrative expenses are mainly related to head hunting fees, corporate secretarial fees, exchange fees, transfer agent fees, notary, transportation, IT, cleaning, communications, website development and maintenance, utilities, among others.

(4) Business development and investor relations expenses are mainly related to PR, IR, market maker, press releases and conferences.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Outlook

Although there can be no assurance that additional funding will be available to the Company, management is of the opinion that the lithium price will be favourable and that SMSA will be a low cost producer and hence it may be possible to obtain additional funding for the Project.

Notwithstanding, the Company is mindful that the lithium price could fall with little or no warning. Accordingly, its plans for the near term are to explore and develop the Project, to monitor market fundamentals, and to ensure that the Company is well positioned to weather any possible resurgence of a market downturn. See “Risk Factors”.

Events after the reporting period

(a)	On March 27, 2020, the Company and Arqueana signed a restructuring and rescheduling agreement (6th Amendment to the SMSA Stock Purchase Agreement (“SPA”)) to the Notes payable installment of 3,000,000 Reais ($966,899 – undiscounted - $953,497 discounted) due on March 15, 2020 and not paid by the Company. Under the agreement, Arqueana agreed to postpone the due date of this installment to January 1st, 2021, levying an additional 5% penalty to the 10% penalty already stipulated in the in the SPA. Therefore, this Notes payable installment will bear a total 15% penalty. The installment will also bear interest of 1% per month until its payment, as is stipulated in the SPA.

(b)	From January 1, 2020 to May 15, 2020, the Company drew down an additional amount of $1,050,704 (US$746,000) on the A10 Group Credit Facility. Therefore, as of May 15, 2020, US$986,000 had been drawn in total to date and $36,015 (US$25,571) in calculated interest to date was credited against the Due Diligence fee of $42,217 (US$32,500) on the facility. As of May 15, 2019, there was a remaining amount of $5,653,521 (US$4,014,000) available on the facility.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Forward-looking statements	Assumptions	Risk factors
The Company will be able to continue its business activities.	The operating, exploration and development activities of the Company for the year ending December 31, 2020, and the costs associated therewith, will be consistent with the Company’s current expectations; and equity markets, exchange and interest rates and other applicable economic conditions will be favourable to the Company.	Unforeseen costs to the Company will arise; ongoing uncertainties relating to the COVID-19 virus; any particular operating cost increase or decrease from the date of the estimation; and capital markets not being favourable for funding resulting in the Company not being able to obtain financing when required or on acceptable terms.
The Company’s properties may contain economic deposits of minerals.	The actual results of the Company’s exploration and development activities will be favourable; operating, exploration and development costs will not exceed the Company’s expectations; all requisite regulatory and governmental approvals for exploration projects and other operations will be received on a timely basis upon terms acceptable to the Company, and applicable political and economic conditions are favourable to the Company; the price of applicable commodities and applicable interest and exchange rates will be favourable to the Company; no title disputes exist or will arise with respect to the Company’s properties; and the Company has or will obtain adequate property rights to support its exploration and development activities.	Commodity price volatility; uncertainties involved in interpreting geological data; inability to secure necessary property rights; the possibility that future exploration results will not be consistent with the Company’s expectations; increases in costs; environmental compliance and changes in environmental and other applicable legislation and regulation; interest rate and exchange rate fluctuations; changes in economic and political conditions.

The Company’s anticipated business plans, including costs and timing for future exploration and development of its property in Brazil.	The exploration activities of the Company and the costs associated therewith, will be consistent with the Company’s current expectations; equity markets, exchange and interest rates and other applicable economic conditions will be favourable to the Company; financing will be available for the Company’s exploration and development activities on favourable terms; the Company’s operating, development and production costs will not exceed the Company’s expectations; the Company will be able to retain and attract skilled staff; all applicable regulatory and governmental approvals for exploration projects and other operations will be received on a timely basis upon terms acceptable to the Company; the Company will not be adversely affected by market competition; the price of applicable commodities will be favourable to the Company; no title disputes exist or will arise with respect to the Company’s properties; and the Company has or will obtain adequate property rights to support its exploration and development activities.	Commodity price volatility; changes in the condition of debt and equity markets; timing and availability of external financing on acceptable terms may not be as anticipated; the uncertainties involved in interpreting geological data; inability to secure necessary property rights; the possibility that future exploration, development and production results will not be consistent with the Company’s expectations; increases in costs; environmental compliance and changes in environmental and other applicable legislation and regulation; interest rate and exchange rate fluctuations; changes in economic and political conditions; the Company may be unable to retain and attract skilled staff; receipt of applicable permits is subject to governmental and/or regulatory approvals; the Company does not have control over the actions of its joint venture partners and/or other counterparties.

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Sigma Lithium Resources Corporation

Management’s Discussion & Analysis

Year Ended December 31, 2019

Discussion dated: May 15, 2020

Asset values for the period then ended are recorded at the proper values	Management beliefs that no write-down is required for its plant and equipment and mineral properties.	If the results of the Company’s exploration and development programs do not prove positive, a decline in asset values could be deemed to be other than temporary, resulting in impairment losses.
Management’s outlook regarding future trends and exploration programs	Financing will be available for the Company’s exploration, development and operating activities; the price of applicable commodities will be favourable to the Company; foreign exchange rates against the Canadian dollar and prices of equity investments will not be subject to changes in excess of plus or minus 15%; the actual results of the Company’s exploration and development activities will be favourable; management is aware of all applicable environmental obligations.	Commodity price volatility; changes in the condition of debt and equity markets; interest rate and exchange rate fluctuations; changes in economic and political conditions; the possibility that future exploration results will not be consistent with the Company’s expectations; changes in environmental and other applicable legislation and regulation.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Please also make reference to those risk factors referenced in the “Risk Factors” section above. Readers are cautioned that the above chart does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

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